Room 4561

December 12, 2006

Paul R. Sylvester
President, Chief Executive Officer and Director
Manatron, Inc.
510 East Milham Avenue
Portage, Michigan 49002

      Re: Manatron, Inc.
             Form 10-K for Fiscal Year Ended April 30, 2006
             File No. 000-15264

Dear Mr. Sylvester:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended April 30, 2006

Note 1 Summary of Significant Accounting Policies

Business Reportable Segments, page A-12

1. Your response to prior comment number 1 from our letter dated August 24, 2006 indicates that certain of the cost centers shown in the reports reviewed by your chief operating decision maker (CODM) do meet the first two criteria of an operating segment as outlined within paragraph 10 of SFAS 131. Your response further indicates that these costs centers do not meet the third criteria in that they do not have discrete financial information available. As a result, you have concluded that the cost centers do not represent operating segments for purposes of SFAS 131. However, the information contained in the example CODM report previously provided to us does appear to represent discrete financial information

as contemplated by the third criteria in paragraph 10 of SFAS 131. In this regard, while there may be certain shared costs that are not allocated, the existence of these types of costs is not sufficient to support a conclusion that discrete financial information is available. In addressing the measurement of segment items, SFAS 131, par. 29 indicates the following:

> The amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing an enterprise's general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment's profit or loss that is used by the chief operating decision maker. Similarly, only those assets that are included in the measure of the segment's assets that is used by the chief operating decision maker shall be reported for that segment. If amounts are allocated to reported segment profit or loss or assets, those amounts shall be allocated on a reasonable basis.

In view of the above, we do not concur with your conclusion that you do not have discrete financial information for the costs centers identified in your response. Additionally, we do not believe that it would not be necessary or appropriate to develop new segment measures for purposes of reporting under SFAS 131. Rather, the amounts reviewed by the CODM should be used for purposes of segment reporting.

2. Your response to prior comment number 1 also indicates, in part, that if you were to conclude that you do have multiple operating segments, they would meet the criteria for aggregation as outlined within paragraph 17 of SFAS 131. However, the analysis you have provided is not sufficiently detailed to support such a conclusion. Accordingly, if you have concluded that aggregation is appropriate, please provide a detailed analysis that supports your conclusion. Your analysis should address each operating segment as well as each of the criteria identified in SFAS 131, par.17, including similarity of economic characteristics. Please note that, given the apparent differences in the nature of the products and services provided by various cost centers and the differences in the reported operating metrics for these cost centers, it appears that aggregation may not be appropriate. For further information regarding segment reporting, see Current Accounting and Disclosure Issues in the Division of Corporation finance, Section II.L, which can be found at:

http://www.sec.gov/divisions/corpfin/acctdis120105.pdf

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Marc Thomas, Senior Accountant at (202) 551-3452 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Craig Wilson

Senior Assistant Chief Accountant